NEWS RELEASE
June 6, 2017
Kelso Technologies Inc.
(The “Company” or “Kelso”)

Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC.
BETA SITE TESTING FOR NEW RAIL WHEEL CLEANING TECHNOLOGY

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) (“Kelso” or the “Company”) reports that the Company has entered an Agreement with a Class I railroad to establish a beta test site for our new rail Wheel Cleaning System (“WCS”). The WCS is designed for rail wheel cleaning operations in railroad hump yards and industrial shipping facilities. The Agreement allows Kelso to test and evaluate the performance of the WCS in actual rail yard operations. This is a key prerequisite event that is expected to lead to full commercial sales of the WCS.

Our WCS is a unique proprietary (patent pending) rail wheel cleaning system that has been designed in cooperation with Class I railroads. It addresses the problematic issue of railcar wheels “caking” with various commodities during operations. The industrial heavy-duty cleaning capabilities provided by the WCS for railcar operations can reliably maintain and improve the performance of rolling stock. Some of the more challenging commodities addressed by the WCS include crude oil/tar, salt water slurry, flour water slurry, Portland cement, lime powder slurry, sugar water slurry, potash and sulfur.

Our standard 46-foot WCS is a unique modular design that can be transported to site and installed. Our basic system is mechanical and does not require any external power supply. It can be customized to accommodate various contaminates as specified and can be automated if required to allow signal operators to turn the system on or off. Over time management expects to generate multi-million dollar revenue streams from the full market development of the WCS.

James R. Bond, CEO of the Company comments that: “Our relationships with railroad customers allow Kelso to build our brand in engineered technology solutions for transportation operations. The WCS is an example of the new direction of our strategic plans to create products and revenues from new markets. Management continues to initiate new product development in new markets in addition to Kelso’s established line of rail tank car products. Our goal is to enhance the reliable growth of financial performance through diversification.”

About Kelso Technologies

Kelso focuses on the creation of innovative engineered product solutions for a wide range of applications in transportation markets. Our rail tank car division has successfully created and distributed a suite of proprietary equipment used in the safe handling and containment of hazardous materials during transport. New product strategies concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors, James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements and Information: This news release contains “forward-looking statements and information” within the meaning of applicable securities laws. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include without limitation: that the Agreement with the Class I railroad is a key prerequisite event that is expected to lead to full commercial sales of the WCS; that our WCS is a unique proprietary (patent pending) rail wheel cleaning system that addresses the problematic issue of railcar wheels “caking” with various commodities during operations; that the industrial heavy-duty cleaning capabilities provided by the WCS for railcar operations can reliably maintain and improve the performance of rolling stock; that over time management expects to generate multi-million revenue streams from the full market development of the WCS; that management continues to initiate new product development in new markets in addition to Kelso’s established line of rail tank car products; and that our goal is to enhance the reliable growth of financial performance through diversification. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the Company’s products may not work as well as expected; we may not be able to break in to new markets, because such markets are served by strong and embedded competitors or because of long term supply contracts; and we may not be able to grow and sustain anticipated revenue streams. We may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development. Our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products. Our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged. Our intended technologies may infringe on the intellectual property of other parties. We may not have any parties interested in licensing our technology as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

The forward-looking information and statements contained in this document speak only as to the date of this document, and Kelso does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J
www.kelsotech.com